Mail Stop 3561

December 23, 2008

Mr. David Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
8885 Rehco Road
San Diego, California 92121

>    **Re:    Bio-Matrix Scientific Group, Inc.**
>    **Item 4.01 Form 8-K**
>    **Filed October 24, 2008**
>    **File No. 000-32201**

Dear Mr. Koos:


   We have completed our review of your Form 8-K and have no further comments at this time.


                    Sincerely,


                    Ta Tanisha Meadows
                    Staff Accountant